AHP Title Holdings LLC

440 S. LaSalle Street, Suite 1110

Chicago, IL 60605

September 8, 2021

Filed via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

Washington, D.C. 20549

Re:	AHP Title Holdings LLC (the “Company”)
Offering Statement on Form 1-A
File No. 024-11415

Ladies and Gentlemen:

Pursuant to 17 CFR §230.252(e), the Company hereby requests that the Commission qualify the Offering Statement effective at 4:00 pm ET on Thursday, September 30, 2021.

AHP TITLE HOLDINGS LLC

By: /s/ Jorge Newbery
Jorge Newbery, Chief Executive Officer